NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
pepcoholdings.com
NYSE: POM

FOR IMMEDIATE RELEASE
June 21, 2010

Media Contact: Clay Anderson, 202-872-2680
canderson@pepcoholdings.com

Investor Contact: Donna Kinzel, 302-429-3004
donna.kinzel@pepcoholdings.com

Pepco Holdings, Inc. Announces Debt Tender Offers

WASHINGTON – Pepco Holdings, Inc. (NYSE:POM) (the "Company") announced today that it has commenced cash tender offers to purchase up to $950 million of its outstanding senior notes. The terms and conditions of the tender offers are described in the Offer to Purchase dated June 21, 2010. The tender offers are subject to certain conditions including the completion of the Company's pending sale of its wholesale power generation business to Calpine Corporation (the "Sale Condition"), which is currently expected to close on or about July 1, 2010.

The tender offers will expire at 11:59 p.m., New York City time, on July 19, 2010 (such date and time, as it may be extended, the "Expiration Date").

The Tender Offer for the Any and All Notes

Upon the terms and subject to the conditions described in the Offer to Purchase, the Company is offering to purchase for cash any and all of its 6.45% Senior Notes due 2012 (the "Any and All Notes").

The following table sets forth some of the terms of the tender offer for the Any and All Notes:

Title of Notes	CUSIP Number	Principal Amount Outstanding	Reference Treasury Security	Fixed Spread (bps)	Early Tender Consideration (1)	Bloomberg Reference Page
6.45% Senior Notes due 2012	713291AG7	$750,000,000	1.75% UST due 8/15/2012	35	$30.00	PX5

(1) Per $1,000 principal amount of notes tendered.

Holders of Any and All Notes that are validly tendered on or prior to 5:00 p.m., New York City time, on July 1, 2010 (such time, as it may be extended, the "Early Tender Date") and not subsequently validly withdrawn, and that the Company accepts for purchase, will receive as consideration for their Any and All Notes (the "Any and All Notes Total Consideration") an amount which includes the Early Tender Consideration specified in the table above (the "Any and All Notes Early Tender Consideration").

The Any and All Notes Total Consideration will be calculated by discounting to the settlement date the sum of the principal amount and the remaining payments of interest to be made to (and including) the maturity date at a discount rate determined by the Fixed Spread over the yield based on the bid-side

price of the Reference Treasury Security. The Company will announce the Any and All Notes Total Consideration promptly after its determination, which is expected to be on June 30, 2010.

Holders of Any and All Notes that are validly tendered after the Early Tender Date, but on or prior to the Expiration Date, will receive the Any and All Notes Total Consideration minus the Any and All Notes Early Tender Consideration.

Payments for the Any and All Notes purchased by the Company will include accrued and unpaid interest from and including the last interest payment date up to, but not including, the applicable settlement date.

The Company may, at its option, accept for payment Any and All Notes validly tendered on or prior to the Early Tender Date at any time after the Early Tender Date and prior to the Expiration Date (an "Early Acceptance Date"). If the Company elects to have an Early Acceptance Date, the Company expects to purchase the Any and All Notes tendered on or prior to the Early Tender Date promptly following the Early Tender Date (the "Early Settlement Date").

As part of the tender offer for the Any and All Notes, the Company is soliciting consents of the holders of the Any and All Notes to an amendment to the terms of the Any and All Notes what would reduce the notice period for the redemption of the Any and All Notes from a period of not less than 30 days and not more than 60 days to a period of three business days. A tender of the Any and All Notes will constitute a consent to the amendment to the terms of the Any and All Notes. The proposed amendment requires the consent of the holders of at least a majority in aggregate principal amount of the outstanding Any and All Notes.

The Tender Offer for the Maximum Tender Offer Notes

Upon the terms and subject to the conditions described in the Offer to Purchase, the Company is offering to purchase for cash up to $200,000,000 aggregate principal amount, subject to increase in the Company's sole discretion (the "Maximum Tender Amount"), of its:

- 6.125% Senior Notes due 2017 (the "6.125% Notes"), and

- 7.45% Senior Notes due 2032 (the "7.45% Notes" and, together with the 6.125% Notes, the "Maximum Tender Offer Notes").

The following table sets forth some of the terms of the tender offer for the Maximum Tender Offer Notes:

Title of Notes	CUSIP Number	Principal Amount Outstanding	Acceptance Priority Level	Tender Offer Consideration (1)	Early Tender Consideration (1)	Total Consideration (1)
6.125% Senior Notes due 2017	713291AP7	$250,000,000	1	$1,095.00	$30.00	$1,125.00
7.45% Senior Notes due 2032	713291AH5	$250,000,000	2	$1,170.00	$30.00	$1,200.00

(1)   Per $1,000 principal amount of notes tendered.

Holders of Maximum Tender Offer Notes that are validly tendered on or prior to the Early Tender Date and not subsequently validly withdrawn, and that the Company accepts for purchase will receive the

Total Consideration specified in the table above, which includes Early Tender Consideration specified in the table above. Holders of Notes that are validly tendered after the Early Tender Date, but on or prior the Expiration Date will receive the Tender Offer Consideration specified in the table above. The Tender Offer Consideration is the Total Consideration minus the Early Tender Consideration.

Payments for the Maximum Tender Offer Notes purchased by the Company will include accrued and unpaid interest from and including the last interest payment date for the respective series of Notes up to, but not including, the settlement date.

If the principal amount of Maximum Tender Offer Notes validly tendered exceeds the Maximum Tender Amount, the Maximum Tender Offer Notes will be purchased in accordance with the acceptance priority level (in numerical priority order) as set forth in the table above. Accordingly, if the 6.125% Notes are tendered in an amount greater than the Maximum Tender Offer Amount, then none of the 7.45% Notes will be accepted for purchase. If the principal amount of 6.125% Notes tendered is more than the Maximum Tender Offer Amount, the principal amount of 6.125% Notes purchased will be prorated based on the aggregate principal amount of those 6.125% Notes tendered, rounded down to the nearest integral multiple of $1,000. After accepting all the 6.125% Notes tendered in the Maximum Tender Offer, if a portion of the Maximum Tender Offer Amount remains, the Company will purchase all of the 7.45% Notes tendered, or, if the principal amount of 7.45% Notes tendered exceeds the remaining Maximum Tender Offer Amount, the Company will purchase an amount of 7.45% Notes that is prorated based on the principal amount of 7.45% Notes tendered, rounded down to the nearest integral multiple of $1,000.

Holders who tender either Any and All Notes or Maximum Tender Offer Notes on or prior to 5:00 p.m., New York City time, on July 1, 2010 (such date and time, as it may be extended, the "Withdrawal Deadline") may withdraw such tendered Notes at any time on or prior to the Withdrawal Deadline. Following the Withdrawal Deadline, holders who have tendered their Notes (whether before, on or after the Withdrawal Deadline) may not withdraw such Notes, except as described in the Offer to Purchase or required by law**.

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The complete terms and conditions of each tender offer is set forth in the Offer to Purchase and a Letter of Transmittal, along with any amendments and supplements thereto, which holders are urged to read carefully before making any decision with respect to the tender offers. Copies of the Offer to Purchase and the Letter of Transmittal may be obtained from Global Bondholder Services Corporation, the depositary and information agent for the tender offers, at (212) 430-3774 (banks and brokers) or (866) 470-4300 (all others). Questions regarding the tender offers also may be directed to the dealer managers for the Tender Offers, Citi at (800) 558-3745 (toll-free) or (212) 723-6106 (collect), J.P. Morgan at (866) 834-4666 (toll-free) or (212) 834-4802 (collect) or Wells Fargo Securities at (866) 309-6316 (toll-free) or (704) 715-8341 (collect).

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Company is making the tender offers only by, and pursuant to the terms of, the Offer to Purchase and a Letter of Transmittal. The tender offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of the Company, the depositary and information agent, the dealer managers or the trustee with respect to the Any and All Notes and the Maximum Tender Offer Notes, or any of the Company's or their respective affiliates, makes any recommendation as to whether holders should tender or refrain from tendering, all or any portion of their notes in response to the applicable tender offer.

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Pepco Holdings, Inc. (NYSE: POM) is one of the largest energy delivery companies in the Mid-Atlantic region, serving about 1.9 million customers in Delaware, the District of Columbia, Maryland and New Jersey . PHI subsidiaries Pepco, Delmarva Power and Atlantic City Electric provide regulated electricity service; Delmarva Power also provides natural gas service. PHI provides competitive wholesale generation services through Conectiv Energy. PHI also provides retail energy savings and renewable services through Pepco Energy Services.